FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 5 - 7 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 21, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0886 U.S. dollar (EUR 0.9186 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended September 30, 2016	1.1238	1.1184	1.1334	1.0968

(1)       The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2016 through October (through October 14) 2016, published on a weekly basis by the Federal Reserve Bank of New York.

2016	High	Low
August	1.1334	1.1078
September	1.1271	1.1158
October (through October 14)	1.1212	1.0985

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2016

The financial figures in this section are based on preliminary, unaudited results for Rentenbank's third quarter ended September 30, 2016. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or HGB). Rentenbank will prepare its final, consolidated annual financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated annual financial statements for 2016 to be announced at a press conference and published in April 2017.

The first three quarters of 2016 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favourable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,814.7 million (as compared to EUR 5,358.4 million at September 30, 2015).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2016, the Issuer was able to raise EUR 9.9 billion in the first three quarters (as compared to EUR 10.8 billion in the first three quarters of 2015).

At September 30, 2016, total assets amounted to EUR 87.1 billion (as compared to EUR 88.7 billion at September 30, 2015).

Other Recent Developments

Ms. Imke Ettori stepped down from the Board of Managing Directors of Rentenbank with effect as of September 30, 2016. Ms. Ettori was responsible for Credit Risk Management and Operations Financial Markets.

Hans Bernhardt, Member of the Board of Managing Directors, will assume the responsibilities of Ms. Ettori until further notice.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2015	0.5	1.8
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2016 compared to the first quarter of 2016. Compared to the previous quarter, positive contributions came from foreign trade, with the balance of exports and imports contributing 0.6 percentage points to GDP growth. According to provisional calculations, exports of goods and services increased by a total of 1.2% compared with the first quarter of 2016, while imports decreased slightly by 0.1%. With respect to domestic demand, there were mixed signals. Final consumption expenditure of households rose slightly by 0.2% and government final consumption expenditure increased by 0.6% in the second quarter of 2016 compared to the first quarter of 2016. Capital formation, however, declined compared with the first quarter of 2016, as fixed capital formation in machinery and equipment decreased by 2.4% and in construction by 1.6%. In addition, inventories were reduced slightly, which had a negative impact of 0.1 percentage points on GDP growth. Overall, domestic uses in the second quarter of 2016 fell slightly compared with the first quarter of 2016 and reduced economic growth by 0.2 percentage points in arithmetical terms.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2016 increased by 1.8% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2016, press release of August 24, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/08/PE16_291_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7

In September 2016, consumer prices in Germany rose by 0.7% compared to September 2015. The inflation rate thus has gradually increased in the second half of 2016. An inflation rate of +0.7% was last recorded in May 2015. As in the preceding months, the development in energy prices, which decreased by 3.6% compared to September 2015, had a downward effect on the overall rise in prices in September 2016. Compared with August 2016 and July 2016, when it had stood at -5.9% and -7.0%, respectively, the decrease of energy prices slowed down year on year. Excluding energy prices, the inflation rate in September 2016 would have been +1.2%.

The rise in food prices, which increased by 0.4% compared to September 2015, was lower than the overall inflation rate in September 2016. The prices of goods overall fell by 0.1% in September 2016 compared to September 2015, mainly due to the decrease in energy prices. In contrast, the prices of services overall rose by 1.3% in September 2016 compared to September 2015, mainly due to a 1.3% increase in net rents exclusive of heating expenses.

Compared to August 2016, the consumer price index as a whole fell slightly by 0.1% in September 2016. The month-on-month comparison shows higher prices related to seasonal effects, for example, for clothing (+6.6%) and for footwear (+7.5%) while prices decreased for package holidays (-12.0%) and for air tickets (-1.9%). Energy prices increased by 0.7% in September 2016 compared to August 2016. Food prices remained nearly unchanged (+0.1%) over the same period.

Source: Statistisches Bundesamt, Consumer prices in September 2016: +0.7% on September 2015, press release of October 13, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/10/PE16_367_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2015	4.3	4.5
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.3
June 2016	4.2	4.3
July 2016	4.3	4.2
August 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 505,000 persons, or 1.2%, from August 2015 to August 2016. Compared to July 2016, the number of employed persons in August 2016 increased by approximately 14,000 after adjustment for seasonal fluctuations.

In August 2016, the number of unemployed persons decreased by approximately 21,000, or 1.1%, compared to August 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2016 stood at 1.82 million, which was a decline of roughly 4,000 compared to July 2016.

Sources: Statistisches Bundesamt, 43.6 million persons in employment in August 2016, press release of September 29, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/09/PE16_347_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231 0001,
Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2016	January to August 2015
Trade in goods, including supplementary trade items	185.4	172.2
Services	-20.2	-20.4
Primary income	36.0	32.7
Secondary income	-25.9	-27.9
Current account	175.4	156.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2016: +9.8% on August 2015, press release of October 10, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/10/PE16_362_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on October 21, 2016.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

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